Filed Pursuant to Rule 433

Registration Statement No. 333-204580

ISSUER FREE WRITING PROSPECTUS

Genco Shipping & Trading Limited

6,100,000 Shares of Common Stock

Pricing Term Sheet – June 15, 2018

Issuer:	Genco Shipping & Trading Limited

Symbol:	NYSE: GNK

Shares of the Issuer’s common stock (“Shares”) offered:	6,100,000 shares

Underwriters’ Purchase Option:	915,000 shares

Price to public:	$16.50 per share

Gross proceeds:	Approximately $100.7 million to the Issuer, if underwriters’ purchase option is not exercised, or approximately $115.7 million if the underwriters’ purchase option is exercised in full

Proceeds, net of underwriting discounts and commissions	Approximately $95.9 million to the Issuer, if underwriters’ purchase option is not exercised, or approximately $110.2 million, if underwriters’ purchase option is exercised in full

Trade date:	June 15, 2018

Closing date:	June 19, 2018

CUSIP:	Y2685T 131

Underwriting:

Joint Book-Running Managers
Jefferies LLC
Fearnley Securities AS
Fearnley Securities, Inc.

Co-managers
ABN AMRO Securities (USA) LLC

Skandinaviska Enskilda Banken AB (publ)

Credit Agricole Securities (USA) Inc.

Seaport Global Securities LLC

Noble Capital Markets Inc.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus and all supplements thereto in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, copies may be obtained from Jefferies LLC, Attention: Prospectus Department, 520 Madison Avenue, 2nd Floor, New York, NY 10022 (or by email to Prospectus_Department@Jefferies.com) or Fearnley Securities, Inc., 880 3rd Ave, 16th Floor, New York, NY 10022, Attn: Prospectus Department (or by email to prospectus@fearnleys.com).